ITBIOMETRICS, INC.
A Wyoming Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 & 2019

ITBIOMETRICS, INC.
INDEX OF FINANCIAL INFORMATION

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management & Shareholders of ITBiometrics, Inc.
Cheyenne, Wyoming

We have reviewed the accompanying financial statements of ITBiometrics, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not yet generated revenues or profits, has sustained losses, and has negative cashflows from operations, and the financial statements include disclosures regarding substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 27, 2021

ITBIOMETRICS, INC.
BALANCE SHEETS

		December 31, 2020		December 31, 2019
ASSETS				
Current Assets				
Cash	$	62	$	9,226
TOTAL CURRENT ASSETS		62		9,226
Prepaid manufacturing design costs		30,000		30,000
TOTAL ASSETS	$	30,062	$	39,226
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities				
Accounts payable	$	24,061	$	33,321
Accrued interest – convertible note		140,552		64,132
Loan payable		1,154,162		754,552
TOTAL LIABILITIES		1,318,775		852,005
STOCKHOLDERS' DEFICIT				
Common Stock		469,011		285,211
Retained Earnings		(1,757,724)		(1,097,990)
TOTAL STOCKHOLDERS' DEFICIT		(1,288,713)		(812,779)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	30,062	$	39,226

The accompanying notes are an integral part of these financial statements.

ITBIOMETRICS, INC.
STATEMENTS OF OPERATIONS

		Year Ended December 31,2020		Year Ended December 31, 2019
OPERATING EXPENSES				
General and administrative	$	285,342	$	208,484
Research and development		114,172		173,019
Stock compensation		183,800		-
TOTAL OPERATING EXPENSES		583,314		381,503
NET LOSS FROM OPERATIONS		(583,314)		(381,503)
OTHER EXPENSES				
Interest Expense		76,419		64,132
TOTAL OTHER EXPENSES		76,419		64,132
NET LOSS	$	(659,733)	$	(445,635)
Net Loss Per Share: Basic and diluted	$	(0.01)	$	(0.00)
Weighted-average number of common shares outstanding: Basic and diluted		96,390,014		99,000,000

The accompanying notes are an integral part of these financial statements.

ITBIOMETRICS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2020	Year Ended December 31, 2019
OPERATING ACTIVITIES:		
Net loss	$ (659,733)	$ (445,635)
Stock compensation	183,800	-
Accounts payable	(9,260)	33,320
Related party payable	76,419	64,132
Net cash used in operating activities	(408,774)	(348,183)
INVESTING ACTIVITIES:		
Net cash used in investing activities	-	-
FINANCING ACTIVITIES:		
Proceeds from notes payable – related party	399,610	356,241
Net cash provided by financing activities	399,610	356,241
NET CHANGE IN CASH	(9,164)	8,058
CASH		
Beginning of period	9,226	1,168
End of period	$ 62	$ 9,226

The accompanying notes are an integral part of these financial statements.

ITBIOMETRICS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
For the years ending December 31, 2020 and 2019

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Deficit
BALANCE December 31, 2018	99,000,000	$ 285,211	$ -	$ (652,356)	$ (367,145)
Net loss	-	-	-	(445,635)	(445,635)
BALANCE December 31, 2019	99,000,000	$ 285,211	$ -	$ (1,097,991)	$ (812,780)
Founders shares returned	(36,370,000)	-	--	-	-
Stock compensation	9,190,000	183,800			183,800
Net loss	-	-	-	(659,733)	(659,733)
BALANCE – December 31, 2020	71,820,000	$ 469,011	$ -	$ (1,757,724)	$ (1,288,713)

The accompanying notes are an integral part of these financial statements.

ITBIOMETRICS, INC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization – ITBiometrics, Inc. is a Wyoming Corporation specializing in security for online and offline financial transactions using biometric identity authentication. We manufacture and distribute OEM hardware products with biometric technology for use by businesses, governments, and individuals in high-security use cases. Our products are also used in access control with fever detection, so companies can verify identity and limit access from people with elevated temperatures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a December 31 year end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and amounts due to shareholder. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

All research and development costs are charged to expense as incurred, except for certain supplies, which are expensed when used.

Total expenditures on research and product development for the year ended December 31, 2020 and 2019 were $114,172 and $173,019, respectively.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Stock-Based Compensation

Compensation costs related to equity instruments granted are generally recognized at the grant-date fair value of the awards. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company's inception.

The Company recognized $183,800 for the year ending December 31, 2020 in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees are periodically evaluated as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

See subsequent events for 2021 stock issuances.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (3-7 years). The Company's property and equipment is assessed annually for indications of impairment.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

There are no common share equivalents outstanding as of December 31, 2020 and 2019, however, in the event the Company consummates a Qualified Equity Financing during the term of the Convertible Promissory Note then the aggregate principal and accrued interest automatically convert into equity securities at a price per share equal to 80% of the price per share paid by the investors (see Note 5).

Comprehensive Income

The Company has established standards for reporting and display of comprehensive income, its components and accumulated balances. When applicable, the Company would disclose this information on its Statement of Shareholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has not had any significant transactions that are required to be reported in other comprehensive income.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)* which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company does not expect this ASU to have a material impact on its consolidated results of operations, cash flows and financial position.

In May 2017, FASB issued Accounting Standard Update (ASU) No. 2017-09, Compensation - Stock Compensation: Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity will account for the effects of a modification unless the fair value of the modified award is the same as the original award, the vesting conditions of the modified award are the same as the

original award and the classification of the modified award as an equity instrument or liability instrument is the same as the original as the original award. The update is effective for fiscal year 2019. The update is to be adopted prospectively to an award modified on or after the adoption date. Early adoption is permitted. The Company does not expect this ASU to have a material impact on its consolidated results of operations, cash flows and financial position.

In February 2016, FASB issued ASU-2016-02, "Leases (Topic 842)." The guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. For finance leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; interest on the lease liability will be recognized separately from amortization of the right-of-use asset in the statement of comprehensive income; and repayments of the principal portion of the lease liability will be classified within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases: the right-of-use asset and a lease liability will be initially measured at the present value of the lease payments, in the statement of financial position; a single lease cost will be recognized, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and all cash payments will be classified within operating activities in the statement of cash flows. Under Topic 842 the accounting applied by a lessor is largely unchanged from that applied under previous GAAP. The amendments in Topic 842 are effective for the Company beginning January 1, 2019, including interim periods within that fiscal year. For private companies, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

NOTE 3 – EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common share equivalents, including stock options, restricted stock units and restricted stock awards, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units and restricted stock awards using the treasury stock method.

	12/31/20	12/31/19
Basic and diluted earnings per share:		
Net loss attributable to common stockholders (numerator)	$(659,733)	$(445,635)
Weighted-average common shares outstanding (denominator)	96,390,014	99,000,000
Basic and diluted earnings per share	$ (0.01)	$ (0.00)

NOTE 4 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained net losses of $659,733 and $445,635 for the years ended December 31, 2020 and 2019, respectively, and has negative cash flows from operations for $408,775 and $348,182 for the years ended December 31, 2020 and 2019, respectively.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through a Regulation Crowdfunding offering in 2021 to fund operations. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5 — CONVERTIBLE NOTE PAYABLE – RELATED PARTY

On November 22, 2019, the Company issued convertible promissory notes ("2019 Convertible Notes") to its Chairman for total proceeds of $756,552. The Company from time to time request additional loan advances from the holder of which $399,610 was advanced in the year ended December 31, 2020. The aggregate principal outstanding as of December 31, 2020 and 2019 amounted to $1,154,162 and $754,552, respectively. All notes have a maturity date of thirty-six months from execution date and accrue simple interest at 8% per annum. All notes have an 80% conversion discount of the price per share paid by the investors participating in the Qualified Equity Financing (other than the current holder). The Company has not had a Qualified Equity Financing as of the date of these financial statements. Accrued interest amounted to $140,552 and $64,132 as of the December 31, 2020 and 2019, respectively.

NOTE 6 – STOCKHOLDERS' DEFICIT

Common shares

The Company has authorized 100,000,000 common shares as of December 31, 2020 and issued outstanding shares of 71,820,000 and 99,000,000 in 2020 and 2019, respectively. The common shares entitle the holder thereof to one vote per share on all matters coming before the shareholders of our company for a vote.

In December 2020, the Company granted certain equity awards amounting to 9,190,000 shares to consultants and members of the Company's Advisory Committee with criteria for services valued at $183,800. The Company utilized a fair value of $0.02 per share based upon the estimated value of services.

In 2018, the Company had issued 99 million founders shares then subsequently in December 2020 received by and immediately retired 36.3 million shares from the Chairman.

See subsequent events for common stock issuances for 2021 (note 9).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company neither owns nor leases any real or personal property. An office space has been leased on a month-by-month basis. The Company's Chief Executive Officer provides management services in exchange for rent.

The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future.

The Company has entered into consulting agreements with two advisors for services to be paid in common stock. Immediately prior to a Regulation A equity offering, the Company shall grant 750,000 shares of common stock for services to an advisor. Additionally, the Company has entered into a consulting agreement with an advisor granting 50,000 shares of common stock upon the consultant providing 99 hours of service or November 4, 2021.

NOTE 8 - INCOME TAXES

As of December 31, 2020 and 2019, the Company had net operating loss carry forwards of approximately $1,550,000 and $1,060,000, respectively.

A reconciliation of the U.S. Federal Statutory income tax rate to the Company's effective income tax rate is as follows:

	December 31, 2020	December 31, 2019
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of Federal benefit	-	-
Valuation allowance	(21.0)%	(21.0)%
Effective income tax rate	-%	-%

Net deferred tax assets as of December 31, 2020 and 2019 consist of the following:

		December 31, 2020		December 31, 2019
Deferred tax asset attributable to:				
Net operating loss carryover	$	330,000	$	230,000
Stock compensation		39,000		-
Less: valuation allowance		(369,000)		(230,000)
Net deferred tax asset	$	-	$	-

As of December 31, 2020, the Company has federal net operating loss carryforwards ("NOL's") of approximately $1,570,000 that will be available to reduce future taxable income, if any. These NOL's begin to expire in 2038. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, provide for annual limitations on the utilization of net operating loss and credit carryforwards if the Company were to undergo an ownership change, as defined in Section 382 of the Code. In general, an ownership change occurs whenever the percentage of the shares of a corporation owned, directly or indirectly, by 5-percent shareholders, as defined in Section 382 of the Code, increases by more than 50 percentage points over the lowest percentage of the shares of such corporation owned, directly or indirectly, by such 5-percent shareholders at any time over the preceding three years. In the event such ownership change occurs, the annual limitation may result in the expiration of the net operating losses prior to full utilization.

The Company performs an analysis each year to determine whether the expected future income will more likely than not be sufficient to realize the deferred tax assets. No tax benefit has been reported in the financial statements, since the potential tax benefit is offset by a valuation allowance of the same amount.

During the years ended December 31, 2020 and 2019, the Company increased its valuation allowance by approximately $103,000 and $693,000 due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed at December 31, 2020.

The Company applies the standard relating to accounting (ASC 740-10) for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. There were no significant unrecognized tax benefits recorded as of December 31, 2020 and 2019.

NOTE 9 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, "*Subsequent Events*", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2020, up through the date the Company issued the financial statements on May 27, 2021, and has determined that it does not have any material subsequent events to disclose in these financial statements, except where noted below.

In January 2021, the Company granted certain equity awards amounting to 430,000 shares to consultants and members of the Company's Advisory Committee and services to be provided in the future for the additional 800,000 shares. The agreements also provide for future services such as technical consulting, sales, legal and administrative. These agreements range from one to two-year terms. Additionally, the Company has established conditional consulting agreements as follows: 1) a consultant will maintain an exclusive country territory (i.e. Costa Rica) upon maintaining at least 100,000 unit sales annual and a full-time salary upon raising $2.4 million in equity crowdfunding and sales commissions ranging from 17.5%-35.0%, 2) consultant compensation will be 50,000 shares upon the earlier of 99 hours of service or November 4, 2021, 3) an advisor to the Company will provide services at a rate of $175 per hour in accordance with Company requirements (see note 7).

The company has received advances on the 2019 Convertible Notes have amounted to approximately $149,000 from the Company's CEO from January 1, 2021 through May 27, 2021 (see note 5).

The Company has a committed to raising capital on equity crowdfunding portal during the second quarter of 2021.